FORM 6-K



                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                            REPORT OF FOREIGN ISSUER

                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934




                               For August 17, 2008




                            DESWELL INDUSTRIES, INC.
                         (Registrant's name in English)




                        17B Edificio Comercial Rodrigues
                          599 Avenida Da Praia Grande,
                                  Macao, China
                    (Address of principal executive offices)

                                          Contact:
                                          John G. Nesbett
                                          Institutional Marketing Services (IMS)
                                          203.972.9200
                                          jnesbett@institutionalms.com


            DESWELL INDUSTRIES, INC. ANNOUNCES FIRST QUARTER RESULTS

                - 21.3% Increase in Net Sales in First Quarter -

      - Company also Announces First Quarter Dividend of $0.17 Per Share -


MACAO (August 17, 2007) - Deswell Industries, Inc. (Nasdaq: DSWL) today announced its financial results for the fiscal first quarter ended June 30, 2007.

Deswell reported net sales for the first quarter ended June 30, 2007 of $38.5 million, compared to $31.7 million for the first quarter 2006, an increase of 21.3%. Operating income totaled $3.3 million, compared to $3.9 million for the same quarter in 2006, a decrease of 14.5%. Net income for the quarter decreased 8.6% to $3.1 million from $3.4 million in the year-ago quarter. Basic and diluted net income per share for the quarter decreased to $0.21 and $0.21, respectively (based on 15,058,000 and 15,163,000 weighted average shares outstanding, respectively), compared to $0.23 and $0.23, respectively (based on 14,924,000 and 14,955,000 weighted average shares outstanding, respectively), for the comparable period in 2006.

Total gross margin decreased to 17.6% in the quarter ended June 30, 2007 from 26.7% in the same quarter last year. Gross profit in the plastic segment decreased to 26.5% of net sales for the quarter ended June 30, 2007 compared to 31.7% of net sales for the year-ago quarter. The decreased gross margin was mainly due to the combination of a change in customer and product mix as compared with last year's quarter, an increase in labor rate of 21% and increased overhead cost of 3.6% of net sales as compared with year-ago quarter due to an approximately 5.8% appreciation in Chinese renminbi currency since the year-ago quarter.

Gross profit in the electronic and metallic segment decreased to 12.5% of net sales for the quarter ended June 30, 2007 compared to 22.2% of net sales for the year-ago quarter. The decrease was mainly attributable to the combined effect of a 7.5% increase in material cost as a percentage of sales, a stock provision of $500,000 in the quarter as a result of two customers pushing-out orders, the increase in value added tax cost as a result of the change in value added tax policy by the government of People's Republic of China for different categories of export products in this quarter, an approximately 5.8% appreciation in Chinese renminbi currency since the year-ago quarter, and an increased labor rate of approximately 45% in the quarter as compared with the year-ago quarter.

The Company's balance sheet remains strong, with cash and cash equivalents for the quarter totaling $23.4 million, compared to $24.5 million on March 31, 2007. Working capital totaled $62.4 million as of June 30, 2007, versus $58.7 million as of March 31, 2007. The Company has no long-term or short-term borrowings.

Mr. Franki Tse, chief executive officer, commented, "Revenues increased primarily as a result of the 45% growth at our electronics division which continues to build its position as a premier manufacturer of audio equipment. This growth was offset by a 6% decrease in sales in our plastics division as some customers delayed product introductions. Even though business grew at more than 20 percent, margins continue to primarily be impacted by various forces, such as tax rates and labor rates, that are making it more expensive to do business in China. To overcome these cost pressures and market challenges, we are cutting costs while increasing our focus on attracting new customers and building up a new R&D team. This new R&D team will focus on developing new concepts and products, with better margin, and providing more comprehensive product solutions. We look forward to presenting these new concepts and products to our customers over time in order to establish an even closer business relationship. In summary, we remain strategically focused on offering customers the higher value, and hence higher margin plastic parts and electronic assembly while maximizing efficiencies across our business."

First-Quarter Dividends
-----------------------

The Company also announced that on August 14, 2007 its board of directors declared a dividend of $0.17 per share for the fiscal first quarter 2007. The dividend will be payable on September 12, 2007 to shareholders of record as of August 31, 2007.

About Deswell
-------------

Deswell manufactures injection-molded plastic parts and components, electronic products and subassemblies, and metallic products for original equipment manufacturers ("OEMs") and contract manufacturers at its factories in the People's Republic of China. The Company produces a wide variety of plastic parts and components used in the manufacture of consumer and industrial products; printed circuit board assemblies using surface mount ("SMT") and finished products such as telephones, telephone answering machines, sophisticated studio-quality audio equipment and computer peripherals. The Company's customers include Digidesign Inc., Vtech Telecommunications Ltd., Epson Precision (H.K.) Ltd., Inter-Tel Incorporated, Line 6 Manufacturing and Peavey Electronics Corporation.

To learn more about Deswell Industries, Inc., please visit the Company's web site at www.deswell.com.

Forward-Looking Statements

Statements in this press release that are "forward-looking statements" are based on current expectations and assumptions that are subject to risks and uncertainties. For example, our statements regarding our expected growth in sales from the electronic and metallic division in the coming year and our efforts to reduce overhead costs in our plastic division are forward-looking statements. Actual results could differ materially because of the following factors, among others, which may cause revenues and income to fall short of anticipated levels or our overhead expenses to increase: our dependence on a few major customers; vigorous competition forcing product price reductions or discounts; the timing and amount of significant orders from our relatively few significant customers; continuing increases in resin prices that cannot be passed on to customers; unexpected production delays; obsolete inventory or product returns; losses resulting from fraudulent activity of our customers or employees; labor shortages that increase labor and costs; changes in the mix of product products we manufacture and sell; adverse currency fluctuations in the renminbi and Hong Kong dollar when translated to US dollars; potential new accounting pronouncements; and the effects of travel restrictions and quarantines associated with major health problems, such as the Severe Acute Respiratory Syndrome, on general economic activity.

For further information regarding risks and uncertainties associated with the Company's business, please refer to the "Risk Factors" section of Company's Annual Report on Form 20-F, copies of which may be obtained from the Website maintained by the Securities and Exchange Commission at http://www.sec.gov.

All information in this release is made as of the date of this press release. Deswell undertakes no duty to update any forward-looking statement to conform the statement to actual results or changes in Deswell's expectations.

                                    - more -

DESWELL INDUSTRIES, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)
(U.S. dollars in thousands, except per share data)



                                                                   Quarter ended
                                                                      June 30,
                                                              2007                2006
                                                              ------------------------

Net sales                                                 $   38,452        $   31,689
Cost of sales                                                 31,690            23,243
                                                          ----------        ----------
Gross profit                                                   6,762             8,446
Selling, general and administrative expenses                   4,468             4,666
Other income(expenses), net                                    1,010                86
                                                          ----------        ----------
Operating income                                               3,304             3,866
Interest expense                                                   -                 -
Other income, net                                                235               101
                                                          ----------        ----------
Income before income taxes                                     3,539             3,967
Income taxes                                                     198               151
                                                          ----------        ----------
Income before minority interests                               3,341             3,816
Minority interests                                               230               413
                                                          ----------        ----------
Net income                                                $    3,111        $    3,403

Other comprehensive income
  Foreign currency translation adjustment                        170               710
                                                          ----------        ----------
Comprehensive income                                           3,281             4,113
                                                          ==========        ==========

Net income per share (note 3) Basic:
  Net income per share                                    $     0.21        $     0.23
                                                          ==========        ==========
  Weighted average common shares
   outstanding (in thousands)                                 15,058            14,924
                                                          ==========        ==========


Diluted:
  Net income per share (note 3)                           $     0.21        $     0.23
                                                          ==========        ==========
  Weighted average common shares
   outstanding (in thousands)                                 15,163            14,955
                                                          ==========        ==========


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


DESWELL INDUSTRIES, INC.
CONSOLIDATED BALANCE SHEET
(U.S. dollars in thousands)

                                                                      June 30,           March 31,
                                                                        2007               2007
                                                                        ----               ----
                                                                     (Unaudited)         (Audited)
ASSETS

Current assets:
   Cash and cash equivalents                                       $      23,445      $      24,549
   Restricted cash                                                             -                  -
   Marketable securities                                                     179                107
   Accounts receivable, net                                               26,357             21,063
   Inventories                                                            29,489             29,495
   Prepaid expenses and other current assets                               7,031              4,999
   Income taxes receivable                                                     -                130
                                                                   -------------      -------------
       Total current assets                                               86,501             80,343
Property, plant and equipment - net                                       60,793             60,157
Goodwill                                                                     707                710
                                                                   -------------      -------------
           Total assets                                            $     148,001      $     141,210
                                                                   =============      =============


LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
   Accounts payable                                                $      17,255      $      15,865
   Customer deposits and accrued expenses                                  6,037              5,035
   Income taxes payable                                                      514                450
   Deferred income taxes liability                                           320                321
                                                                   -------------      -------------
       Total current liabilities                                          24,126             21,671
                                                                   -------------      -------------
Minority interests                                                         8,072              7,884
                                                                   -------------      -------------

Shareholders' equity
   Common stock
   -  authorized 30,000,000 shares; issued and outstanding
      15,143,730 shares at June 30, 2007 and
      15,038,730 at March 31, 2007                                        43,432             42,393
   Additional paid-in capital                                              7,429              7,601
   Accumulated other comprehensive income                                  1,276              1,106
   Retained earnings                                                      63,666             60,555
                                                                   -------------      -------------
       Total shareholders' equity                                        115,803            111,655
                                                                   -------------      -------------
           Total liabilities and shareholders' equity              $     148,001      $     141,210
                                                                   =============      =============


                                    - more -

DESWELL INDUSTRIES, INC.
CONSOLIDATED STATEMENT OF CASH FLOWS (UNAUDITED)
(U.S. dollars in thousands)

                                                                                  Quarter ended
                                                                                     June 30,
                                                                                     --------
                                                                                2007           2006
                                                                                ----           ----
Cash flows from operating activities:
   Net income                                                             $    3,111     $    3,403
   Adjustments to reconcile net income to net cash
    provided by operating activities:
       Depreciation and amortization                                           1,507          1,291
       (Gain)/loss on sale of property, plant and equipment                       18           (111)
       Unrealized holding (gain)loss on marketable securities                    (73)            54
       Stock based compensation cost                                               -            820
       Minority interests                                                        230            432
   Changes in operating assets and liabilities:
       Accounts receivable                                                    (5,436)        (8,271)
       Inventories                                                              (150)        (3,687)
       Prepaid expenses and other current assets                              (2,061)          (253)
       Income taxes receivable                                                   129              -
       Accounts payable                                                        1,487          5,789
       Customer deposits and accrued expenses                                  1,029            654
       Income taxes payable                                                       66           (174)
       Deferred income tax                                                         -             69
                                                                          ----------     ----------

   Net cash (used in) provided by operating activities                          (143)            16
                                                                          ----------     ----------

Cash flows from investing activities
       Purchase of property, plant and equipment                                (994)        (2,279)
       Proceeds from disposal of property, plant and equipment                   128            112
                                                                          ----------     ----------
         Net cash used in investing activities                                  (866)        (2,167)
                                                                          ----------     ----------

Cash flows from financing activities
       Dividend paid                                                               -         (2,089)
       Exercise of stock options                                                 867              -
       Decrease in restricted cash                                                 -            649
                                                                          ----------     ----------
         Net cash provide by (used in) financing activities                      867         (1,440)
                                                                          ----------     ----------

Effect of exchange rate changes                                                 (962)           132

Net decrease in cash and cash equivalents                                     (1,104)        (3,459)
Cash and cash equivalents, at beginning of period                             24,549         25,369
                                                                          ----------     ----------
Cash and cash equivalents, at end of period                                   23,445         21,910
                                                                          ==========     ==========

Supplementary disclosures of cashflow information:
   Cash paid during the period for:
       Interest                                                                    -              -
       Income taxes                                                                3            256
                                                                          ==========     ==========


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

DESWELL INDUSTRIES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(U.S. dollars in thousands except per share data)


1.   Management's Statement
     ----------------------

     In the opinion of Management, the accompanying unaudited financial statements contain all adjustments (all of which are normal and recurring in nature) necessary to present fairly the financial position of Deswell Industries, Inc. (the "Company") at June 30, 2007 and March 31, 2007, the results of operations for the quarters ended June 30, 2007 and June 30, 2006, and the cash flows for the quarters ended June 30, 2007 and June 30, 2006. The notes to the Consolidated Financial Statements, which are contained in the Form 20-F Annual Report filed on August 1, 2007 under the Securities Exchange Act of 1934 should be read in conjunction with these Consolidated Financial Statements.

2.   Inventories
     -----------

                                                  June 30,       March 31,
                                                    2007           2007
                                                 ----------     ----------
     Inventories by major categories :
       Raw materials                             $   13,932     $   13,196
       Work in progress                               9,505         10,227
       Finished goods                                 6,052          6,072
                                                 ----------     ----------
                                                 $   29,489     $   29,495
                                                 ==========     ==========

3.   Net Income Per Share
     --------------------

     The basic net income per share and diluted net income per share are computed in accordance with the Statement of Financial Accounting Standards No.128 "Earnings Per Share."

     The basic net income per share is computed by dividing net income available to common holders by the weighted average number of common shares outstanding during the period. Diluted net income per share gives effect to all dilutive potential common shares outstanding during the period. The weighted average number of common shares outstanding is adjusted to include the number of additional common shares that would have been outstanding if the dilutive potential common shares had been issued. In computing the dilutive effect of potential common shares, the average stock price for the period is used in determining the number of treasury shares assumed to be purchased with the proceeds from exercise of options.

     The net income for the quarters ended June 30, 2007 and 2006 were both from the Company's continuing operations.

                                    - more -

DESWELL INDUSTRIES, INC.

MANAGEMENT DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS


Results of Operations
---------------------

General
-------

The Company's revenues are derived from the manufacture and sale of (i) injection-molded plastic parts and components, (ii) electronic products and subassemblies and (iii) metallic parts and components. The Company carries out all of its manufacturing operations in southern China, where it is able to take advantage of the lower overhead costs and inexpensive labor rates as compared to Hong Kong.

Quarter Ended June 30, 2007 Compared to Quarter Ended June 30, 2006
-------------------------------------------------------------------

Net Sales - The Company's net sales for the quarter ended June 30, 2007 were $38,452,000, an increase of $6,763,000 or 21.3% as compared to the corresponding period in 2006. The increase was mainly related to the increase in sales at our electronic and metallic segment of $7,731,000 offset by the decrease in sales at our plastic segment of $968,000. This represented an increase of 45.9% and a decrease of 6.5% respectively, as compared with the net sales in the corresponding period in the prior year.

The revenue decrease at our plastic segment was mainly the result of the decrease in orders from existing customers of $5,031,000 which was partly due to customers delaying the progress of new model productions, offsetting the increase in orders from other existing customers of $4,063,000, out of which $2,709,000 was related to electronic entertainment products.

The increase in net sales in the electronic and metallic segment was mainly due to the increase in orders from OEM products from new and existing customers of $391,000 and $9,899,000 respectively, of which the increase in order of $7,826,000 and $2,073,000 were related to professional audio equipments and telecommunication equipments respectively. These increases, together with the increase in distribution sales of $505,000, offset the decrease in orders of electronics and metallic products from existing customers of $2,936,000 and $128,000 respectively.

Gross Profit - The gross profit for the quarter ended June 30, 2007 was $6,762,000, representing a gross profit margin of 17.6%. This compares with the overall gross profit and gross profit margin of $8,446,000 or 26.7% for the quarter ended June 30, 2006.

Gross profit in the plastic segment decreased by $1,020,000 to $3,676,000 or 26.5% of net sales, for the quarter ended June 30, 2007 compared to $4,696,000 or 31.7% of net sales, for the quarter ended June 30, 2006. This was mainly attributable to the combined effect of change in customer and product mix as compared with last year quarter, an increased labor rate of 21% and increased overhead cost of 3.6% of net sales as compared with year-ago quarter due to an approximately 5.8% appreciation in Chinese renminbi currency where most of our direct overhead is denominated, as compared with the quarter last year.

Gross profit in the electronic & metallic segment decreased by $664,000 to $3,086,000 or 12.5% of net sales, for the quarter ended June 30, 2007 compared to $3,750,000 or 22.2% of net sales, for the same period last year. This was mainly attributed to a combined effect of increased material cost of 7.4% as a percentage of sales, which was due to a stock provision of $500,000 in the quarter as a result of the two customers pushing-out orders, the increase in value added tax cost as a result of the change in value added tax policy by the government of People's Republic of China for different categories of export products in this quarter and an approximately 5.8% appreciation in Chinese renminbi currency since the year-ago quarter; and an increased labor rate of approximately 45% in the quarter as compared with year-ago quarter.

                                    - more -

DESWELL INDUSTRIES, INC.

MANAGEMENT DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS (Continued)


Selling, general and administrative expenses - SG&A expenses for the quarter ended June 30, 2007 were $4,468,000, amounting to 11.6% of total net sales, as compared to $4,666,000 or 14.7% of total net sales for the quarter ended June 30, 2006. There was a decrease in selling, general and administrative expenses of $198,000 over the corresponding period.

The SG&A expenses in the plastic segment decreased by $424,000 or 15.2% to $2,366,000 or 17.1% of net sales, for the quarter ended June 30, 2007 compared to $2,790,000 or 18.8% of net sales, for the corresponding period in 2006. The decrease was primarily related to a stock based compensation of $820,000 in the year-ago quarter but nil for this quarter offsetting the increase in staff cost and welfare expenses of $167,000, director remuneration of $40,000, traveling expense of $24,000, selling expenses of 48,000 and depreciation expense of $53,000 as compared with last year quarter.

The SG&A expenses in the electronic & metallic segment increased by $226,000 or 12.0% to $2,102,000 or 8.5% of net sales, for the quarter ended June 30, 2007 compared to $1,876,000 or 11.1% of net sales for corresponding period in 2006. The increase was primarily related to the increase in staff cost and welfare expenses of $221,000 as a result of expanding our marketing, technical and quality assurance force as compared with the year-ago quarter.

Other operating income - Other operating income was $1,010,000 for the quarter ended June 30, 2007, an increase of $924,000 as compared to other income of $86,000 for the quarter ended June 30, 2006.

On a segment basis, other operating income attributable to the plastic segment was $957,000, an increase of $807,000 as compared with other operating income of $150,000 for the quarter in last year. The increase was mainly attributed to the increase in exchange gain on foreign currency transactions and translation gain of $888,000 during the quarter as a result of the appreciation in Chinese renminbi ; offsetting the decrease in gain on disposal of fixed assets of $127,000 as compared with the year-ago quarter.

Other operating income attributable to the electronic & metallic segment was $53,000, an increase of $117,000 as compared with other operating expense of $64,000 for year-ago quarter. This increase was mainly due to the increase in exchange gain of $38,000, scrap sale of $23,000 and the decrease in doubtful debt provision of $43,000 as compared with the year-ago quarter.

Operating income - Operating income was $3,304,000 for the quarter ended June 30, 2007, a decrease of $562,000 or 14.5% as compared with the corresponding quarter in the prior year.

On a segment basis, the operating income of plastic segment increased $211,000 to $2,267,000 or 16.4% of net sales, in quarter ended June 30, 2007 compared to $2,056,000 or 13.9% of net sales in corresponding period in 2006. The increase in operating income was attributable to the increase in other operating income and the decrease in SG&A expenses offsetting the decrease in gross profit as described above.

The operating income of electronic & metallic segment decreased $773,000 to $1,037,000 or 4.2% of net sales, in the quarter ended June 30, 2007 compared to $1,810,000 or 10.7% of net sales in the corresponding period in 2006. The decrease in operating income was attributable to the decrease in gross profit, the increase in SG&A expenses offsetting the increase in other operating income as described above.

                                    - more -

DESWELL INDUSTRIES, INC.

MANAGEMENT DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS (Continued)


Non-operating income - Non-operating income for the quarter increased by $134,000 to $235,000 for the quarter ended June 30, 2007 as compared with other income of $101,000 in the year-ago quarter . This is mainly attributed to the increase in unrealized gain on revaluation of marketable securities during the quarter of $74,000 versus an unrealized loss of $55,000 in the quarter ended June 30, 2006.

Income Taxes - Income taxes expenses for the quarter was $198,000, an increase of $47,000 as compared with the corresponding quarter in the prior year. On a segment basis, the income taxes of plastic segment decreased $22,000 to $47,000 in the quarter ended June 30, 2007 whereas the income tax expenses for the electronic & metallic segment increased $69,000 to $151,000 for the quarter ended June 30, 2007, respectively.

Minority Interest - Minority interests represent a 24% minority interest in Integrated International Limited, the holding company holding the capital stock of Deswell's electronic and metallic subsidiaries. The dollar amount of minority interest decreased to $230,000 for the quarter ended June 30, 2007, from $413,000 for the corresponding quarter in the prior year. This represented a decrease in minority interest of $183,000 in the electronics and metallic subsidiaries in the quarter ended June 30, 2007.

Net Income - Net income was $3,111,000 for the quarter ended June 30, 2007, a decrease of $292,000 or 8.6%, as compared to net income of $3,403,000 for the quarter ended June 30, 2006, and net income as a percentage of net sales was decreased from 10.7% to 8.1% for the quarter ended June 30, 2007.

Net income for the plastic segment increased by 13.1% to $2,363,000 for the quarter ended June 30, 2007 compared to $2,089,000 for the corresponding quarter in 2006. The increase in net income of the plastic segment was mainly the result of the increase in operating income and other non-operating income and the decrease in income tax as described above.

Net income for the electronic & metallic segment was $748,000 for the quarter ended June 30, 2007 compared to $1,314,000 for the corresponding quarter in 2006. The decrease in net income of the electronic & metallic segment was mainly the result of the decrease in operating income and the increase in income tax offsetting the increase in other non-operating income, as described above.


Liquidity and Capital Resources
-------------------------------

Traditionally, the Company has relied primarily upon internally generated funds and short-term borrowings (including trade finance facilities) to finance its operations and expansion.

As of June 30, 2007, the Company had a working capital surplus of $62,375,000 and cash and cash equivalent of $23,445,000. This compares with a working capital surplus of $58,672,000 and cash and cash equivalent of $24,549,000 at March 31, 2007. The decrease in cash and cash equivalent of $1,104,000 was mainly attributed to the capital investment of $994,000, effect on exchange rate changes of $962,000 and the net cash used in operating activities of $143,000, offsetting the exercise of stock options by directors and officers of $867,000 and proceeds from disposal of property, plant and equipment of $128,000 during the quarter ended June 30, 2007.

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

DESWELL INDUSTRIES, INC.

MANAGEMENT DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS (Continued)


The Company has generated sufficient funds from its operating activities to finance its operations and there is little need for external financing other than short-term borrowings that are used to finance accounts receivable and are generally paid with cash generated from operations. The Company has no long-term debt or short-term borrowings at June 30, 2007.

As of June 30, 2007, the Company had no general banking facilities. The Company expects that working capital requirements and capital additions will be funded through internally generated funds.



                                     - end -

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.


                                                 For and on behalf of
                                                 Deswell Industries, Inc.
                                                 by

                                                 /s/ Franki Tse
                                                 --------------
                                                 Franki Tse
                                                 Chief Executive Officer

Date: August 17, 2007